SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Argo Group International Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G0464B107
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

600 Montgomery Street, Suite 4400

San Francisco, California 94111

(415) 489-2600

with a copy to:

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,990,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,990,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,990,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on February 25, 2019 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on March 8, 2019 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on October 15, 2019 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on November 7, 2019 (“Amendment No. 4”) and Amendment No. 5 filed with the SEC on November 26, 2019 (“Amendment No. 5,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”) with respect to the common shares, $1.00 par value (the “Common Shares”) of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 20, 2019, a Voce Fund submitted to the Issuer materials constituting a requisition (the “Requisition Notice”) from shareholders holding more than 10% of the outstanding Common Shares. The Requisition Notice was submitted pursuant to and in compliance with Section 74 of The Companies Act 1981 of Bermuda and Section 16 of the Company’s Amended and Restated Bye-Laws (the “Bye-Laws”) and requires the Issuer’s Board to hold a special general meeting of shareholders (the “Special Meeting”) within 60 days from the date of the Requisition Notice. The purpose of the Special Meeting is to allow the shareholders the right to vote upon proposals to remove five directors — Gary V. Woods, Hector De Leon, John R. Power, Jr., Mural R. Josephson and F. Sedgwick Browne — from the Issuer’s Board and replace them with the nominees Nicholas C. Walsh, Carol A. McFate, Charles H. Dangelo, Rear Admiral Kathleen M. Dussault and Bernard C. Bailey (the “Nominees”). The Voce Fund delivered a notice of nomination and proposals in conjunction with the Requisition Notice to disclose the information required in the Bye-Laws relating to the Voce Fund’s intent to present the proposals to remove and replace the five members of the Issuer’s Board at the Special Meeting.

Voce Capital Management and each of the Nominees entered into an agreement (each, a “Nominee Agreement”) whereby, among other things, each Nominee agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation which may be conducted by Voce Capital Management and/or its affiliates in respect of the Special Meeting. Each Nominee also agreed to seek the prior approval of Voce Capital Management prior to any acquisition or disposition of any securities of the Issuer, which approval shall not be unreasonably withheld or delayed. This description of the Nominee Agreements is qualified in its entirety by reference to the full text of the Nominee Agreements, the form of which is attached hereto as Exhibit 9 and is incorporated herein by reference in its entirety.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
9	Form of Nominee Agreement

CUSIP No. G0464B107	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2019

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants